Exhibit 99.1

Tuya Inc. Announces Pricing of Global Offering

SANTA CLARA, Calif., June 27, 2022 /PRNewswire/ -- Tuya Inc. (“Tuya” or the “Company”) (NYSE: TUYA), a global leading IoT cloud development platform, today announced the pricing of its global offering (the “Global Offering”) of 7,300,000 Class A ordinary shares of the Company (the “Offer Shares”), which comprises a Hong Kong public offering (the “Hong Kong Public Offering”) and an international offering (the “International Offering”).

The final offering price for both the International Offering and the Hong Kong Public Offering (the “Offering Price”) has been set as HK$19.30 per Offer Share. Based on the ratio of one Class A ordinary share per NYSE-listed American depositary share (the “ADS”), the Offering Price translates to US$2.46 per ADS based on an exchange rate of HK$7.8494 to US$1.00.

In addition, the Company has granted an over-allotment option to the international underwriters, exercisable by the joint representatives on behalf of the international underwriters, until the 30th day after the last day for lodging applications under the Hong Kong Public Offering, to require the Company to issue up to an aggregate of 1,095,000 additional Offer Shares at the Offering Price.

Subject to approval from The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), the Class A ordinary shares of the Company are expected to begin trading on the Main Board of the Hong Kong Stock Exchange on or about Tuesday, July 5, 2022 under the stock code “2391.” The Global Offering is expected to close on the same day, subject to customary closing conditions.

The net proceeds to the Company from the Global Offering, after deducting underwriting commissions, fees and estimated expenses payable by the Company in connection with the Global Offering, are expected to be HK$70.0 million (assuming the over-allotment option is not exercised). The Company plans to use the net proceeds from the Global Offering for enhancing IoT technologies and infrastructure; enhancing its product offerings; improving sales and marketing; pursuing strategic partnerships, investments and acquisitions; and for working capital and other purposes.

China International Capital Corporation Hong Kong Securities Limited, Merrill Lynch (Asia Pacific) Limited and Morgan Stanley Asia Limited are the joint sponsors for the proposed Global Offering, and China International Capital Corporation Hong Kong Securities Limited, Morgan Stanley Asia Limited and Merrill Lynch (Asia Pacific) Limited are the joint global coordinators, joint bookrunners, and joint lead managers for the proposed Global Offering. CMB International Capital Limited and Tiger Brokers (HK) Global Limited are the joint bookrunners and joint lead managers for the proposed Global Offering.

The International Offering is being made only by means of a prospectus supplement and the accompanying prospectus. The accompanying prospectus is included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 31, 2022, which automatically became effective upon filing. The registration statement on Form F-3 and the preliminary prospectus supplement dated June 22, 2022 are available on the SEC’s website at www.sec.gov. The final prospectus supplement will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. When available, copies of the final prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from China International Capital Corporation Hong Kong Securities Limited, 29/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong, Attention: Project V2, by telephone at +852 2872-2000 or by email at ib_v2@cicc.com.cn; Morgan Stanley, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department, by telephone at +1 (866) 718-1649 or by email at prospectus@morganstanley.com; and BofA Securities, Inc., NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, United States of America, Attention: Prospectus Department, by telephone at +1 (800) 294-1322 or by email at dg.prospectus_requests@bofa.com.

This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the Global Offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by the Hong Kong Stock Exchange or the Securities and Futures Commission of Hong Kong.

The price of the Offer Shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong). The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) have been contained in the Hong Kong prospectus of the Company dated June 22, 2022.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA) is a global leading IoT cloud development platform with a mission to build an IoT developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built IoT cloud development platform that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, and Software-as-a-Service, or SaaS, to businesses and developers. Through its IoT cloud development platform, Tuya has enabled developers to activate a vibrant IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The forward-looking statements included in this press release are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Investor Relations Contact

Tuya Inc.

Investor Relations

E-mail: ir@tuya.com

The Blueshirt Group

Gary Dvorchak, CFA

Phone: +1 (323) 240-5796

Email: gary@blueshirtgroup.com

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